May 12, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Suzanne Hayes

Re:	Oncobiologics, Inc.
Registration Statement on Form S-1
Filed April 27, 2016
File No. 333-209011

Acceleration Request
Requested Date:	Thursday, May 12, 2016
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Oncobiologics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-209011) to become effective on May 12, 2016, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of Yvan-Claude Pierre, Daniel I. Goldberg and Marianne Sarrazin of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

7 Clarke Drive, Cranbury, NJ 08512	(609) 619-3990

Very truly yours,

Oncobiologics, Inc.

By:	/s/ Pankaj Mohan

Pankaj Mohan, Ph.D.
Chairman, President and Chief Executive Officer

cc:	Lawrence A. Kenyon, Oncobiologics, Inc.
Yvan-Claude Pierre, Cooley LLP
Daniel I. Goldberg, Cooley LLP
Marianne Sarrazin, Cooley LLP
Edwin O’Connor, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP

7 Clarke Drive, Cranbury, NJ 08512	(609) 619-3990